UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of the Extraordinary General Meeting of Shareholders

On September 23, 2024, Rail Vision Ltd. (the “Company”) convened an extraordinary general meeting of shareholders (the “Meeting”). However, the Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Meeting will be reconvened on Monday, September 30, 2024 at 15.00 p.m. (Israel time) at the offices of the Company at 15 Ha’Tidhar St. Ra’anana, Israel.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (File Nos. 333-265968 and 333-281329), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: September 23, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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